Exhibit 10.1(c)

United Contract No. [CONFIDENTAIL MATERIAL OMITTED AND FILED SPEARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

SECOND AMENDMENT TO UNITED EXPRESS AGREEMENT

This Second Amendment to United Express Agreement (the "**Amendment**") is effective as of August 4, 2010 (the "**Effective Date**"), by and between **UNITED AIR LINES, INC.**, a Delaware corporation, with its corporate offices located at 77 West Wacker Drive, Chicago, Illinois 60601 (**"United"**), and **EXPRESSJET AIRLINES, INC.,** a Delaware corporation, with its corporate offices located at 700 North Sam Houston Parkway West, Suite 200, Houston, Texas 77067 ("**ExpressJet**" or **"Contractor"**).

WHEREAS, the parties previously entered into that certain United Express Agreement, dated as of December 1, 2009 and denominated as United Contract [CONFIDENTAIL MATERIAL OMITTED AND FILED SPEARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT] (the "**Original Agreement**");

WHEREAS, the parties previously entered into that certain First Amendment to United Express Agreement, dated as of February 15, 2010 and denominated as United Contract [CONFIDENTAIL MATERIAL OMITTED AND FILED SPEARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT] (the "**First Amendment**", and together with the Original Agreement, the "**Agreement**");

WHEREAS, pursuant to Article XXXI of the Agreement, the parties may mutually agree to modify or amend the Agreement for any reason at any time; and

WHEREAS, the parties desire to amend the Agreement to account for a third tranche of ERJ-145 aircraft to be added to the United Express fleet.

NOW THEREFORE, for good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

I. DEFINITIONS. Capitalized terms used in this Amendment and not otherwise defined in this Amendment shall have the meanings assigned to them in the Agreement.

II. SCOPE, TERM, AND CONDITIONS

A. The text of Article II.B.1 of the Agreement, titled "Regional Jets Term," is hereby deleted in its entirety and replaced with the following:

"The term of the Agreement shall commence on the Effective Date and will be divided into three (3) tranches consisting of eleven (11), eleven (11), and thirteen (13) aircraft, respectively ("**ERJ-145 Tranches**"). The term of this Agreement for: (a) the first ERJ-145 Tranche, which shall consist of the first eleven (11) ERJ-145 aircraft, will expire April 30, 2012; (b) the second ERJ-145 Tranche, which shall consist of the second eleven (11) ERJ-145 aircraft, will expire on April 30, 2013; and (c) the third ERJ-145 Tranche, which shall consist of an additional thirteen (13) ERJ-145 aircraft, will expire on April 4, 2011. Thereafter, United may renew the term hereof: (i) for all eleven (11) aircraft in the entire first ERJ-145 Tranche for an additional term of three (3) years, upon not less than six (6) month's prior written notice prior to the end of the initial term for the first ERJ-145 Tranche; and (ii) for all eleven (11) aircraft in the entire second ERJ-145 Tranche for an additional term of two (2) years, upon not less than six (6) month's prior written notice prior to the end of the initial term for the second ERJ-145 Tranche. The parties have not established a renewal option for the third ERJ-145 Tranche. Any renewal of less than all eleven (11) aircraft in either of the first or second ERJ-145 Tranches shall be agreed to in writing by the parties."

B. The text of Article IV.A.1.a of the Agreement, titled "Aircraft to be Used" is hereby deleted in its entirety and replaced with the following:

"In accordance with the terms and conditions of this Agreement, Contractor is authorized to fly the following aircraft under Contractor's United Express Services:

Thirty-five (35) ERJ-145 Aircraft, which Contractor shall cause to be delivered as per **Appendix B."**

C. Appendix B of the Agreement, titled "Aircraft Fleet Plan," is hereby deleted in its entirety and replaced with a revised Appendix B. The revised Appendix B is set forth on **Schedule 1** to this Amendment.

D. During the period of September 1, 2010 through March 31, 2011 only, United guarantees to ExpressJet [CONFIDENTAIL MATERIAL OMITTED AND FILED SPEARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT] performance and markup payment for Departure On-Time Zero for all aircraft operating for United Express under the Agreement, and during the period of September 1, 2010 through March 31, 2011 only, United agrees not to exercise any termination rights under the Agreement with respect to such aircraft that operate below [CONFIDENTAIL MATERIAL OMITTED AND FILED SPEARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT] performance.

E. All terms and conditions of the Agreement shall apply to the third ERJ-145 Tranche, except that the aircraft ownership shall be modified as set forth on Schedule 1 hereto and further that the terms of Articles 4.A.1.b, 4.A.1.c, 4.A.2, 4.A.3, 4.A.4, 7.I. and 8.F. of the Agreement shall not apply to the third ERJ-145 Tranche.

III. MISCELLANEOUS. Except as otherwise amended herein, the Agreement will remain in full force and effect. The terms of this Amendment are deemed to be incorporated in, and made a part of, the Agreement. This Amendment may be executed in any number of counterparts, by original or facsimile signature, each of which when executed and delivered shall be deemed an original and such counterparts together shall constitute one and the same instrument. The terms of this Amendment amend and replace those contained in the First Amendment in its entirety.

IN WITNESS WHEREOF, the parties hereto have, by their duly authorized officers, caused this Amendment to be entered into and executed as of the Effective Date.

UNITED AIR LINES, INC.	**EXPRESSJET AIRLINES, INC.**
By: _____/s/ John Tague_____	By:_____/s/ Thomas M. Hanley_____
John Tague	Thomas M. Hanley
President	President & CEO

Schedule 1
APPENDIX B
AIRCRAFT FLEET PLAN

			ExpressJet Fleet Plan and Agreement Expiration Dates					
ERJ-145s	In-Service Date	Agreement Expiration Date		Aircraft Ownership Rate ($/month)		Aircraft Tail Number		Contract Number
1	01-Dec 09	30-April -12		$******				******
2	01-Dec 09	30-April -12		$******				******
3	01-Dec 09	30-April -12		$******				******
4	07-Dec 09	30-April -12		$******				******
5	07-Dec 09	30-April -12		$******				******
6	07-Dec 09	30-April -12		$******				******
7	05-Jan 10	30-April -12		$******				******
8	05-Jan 10	30-April -12		$******				******
9	05-Jan 10	30-April -12		$******				******
10	05-Jan 10	30-April -12		$******				******
11	05-Jan 10	30-April -12		$******				******
12	01-Feb 10	30-April -13		$******				******
13	01-Feb 10	30-April -13		$******				******
14	01-Feb 10	30-April -13		$******				******
15	01-Feb 10	30-April -13		$******				******
16	01-Feb 10	30-April -13		$******				******
17	01-March 10	30-April -13		$******				******
18	01-March 10	30-April -13		$******				******
19	01-March 10	30-April -13		$******				******
20	01-March 10	30-April -13		$******				******
21	01-March 10	30-April -13		$******				******
22	01-March 10	30-April -13		$******				******
23	01-May 10	04-April-11		$******				******
24	01-May 10	04-April-11		$******				******
25	01-May 10	04-April-11		$******				******
26	01-May 10	04-April-11		$******				******
27	01-May 10	04-April-11		$******				******
28	01-May 10	04-April-11		$******				******
29	01-May 10	04-April-11		$******				******
30	01-May 10	04-April-11		$******				******
31	01-May 10	04-April-11		$******				******
32	01-May 10	04-April-11		$******				******
33*	01-May 10	04-April-11		$******				******
34	16-Dec 10	04-April-11		$******				******
35	16-Dec 10	04-April-11		$******				******

*Represents virtual spare aircraft.
****** [CONFIDENTAIL MATERIAL OMITTED AND FILED SPEARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]